Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release entitled “PLDT closes US$175 million investment in Voyager Innovations from KKR and Tencent”.

November 28, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT closes US$175 million investment in Voyager Innovations from KKR and Tencent”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

November 28, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT closes US$175 million investment in Voyager Innovations from KKR and Tencent”.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,665 As of October 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 28, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT closes US$175 million investment in

Voyager Innovations from KKR and Tencent

MANILA, Philippines 28th November 2018 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), the leading telecommunications and digital services provider in the Philippines, today announced the closing of the US$175 million investment in Voyager Innovations by KKR (NYSE: KKR), a global investment firm, and Tencent Holdings Ltd. (0700.HK), a leading provider of internet services in China.

"Voyager can now step up its efforts to make its innovative financial and internet platforms more accessible to more Filipinos in more parts of the country," said Manuel V. Pangilinan, Chairman and CEO of PLDT and Smart Communications.

“We believe with investors like KKR and Tencent leading the way, the Philippines’ profile as a destination for tech investment is on the rise,” said Orlando B. Vea, President and CEO of Voyager Innovations.

As previously announced on 4th October 2018, KKR and Tencent subscribed to newly-issued shares in Voyager Innovations, the Philippines’ leading digital technology company.  KKR and Tencent’s investment gives them a substantial minority stake in the Company.

PLDT also announced on 26th November 2018 that the International Finance Corporation (IFC) and IFC Emerging Asia Fund committed to invest US$40 million in Voyager Innovations. This transaction is expected to close within a few weeks.  In total, Voyager Innovations will raise US$215 million, making this the largest private fund raising to-date in a Philippine technology company.

Voyager Innovations will leverage the new capital and significant expertise of KKR, Tencent, IFC, and IFC Emerging Asia Fund as it carries out its mission to accelerate digital and financial inclusion in the Philippines and enable the broader Filipino population to participate in the digital economy.

The company’s award-winning technology platforms support the following digital services:

•	PayMaya, the most recognized prepaid payment wallet service in the Philippines, enabling Filipinos to shop online, pay bills, buy airtime load, and send money;
•	PayMaya Business, the largest mobile acquiring service in the Philippines, enabling enterprises of all sizes to accept digital payments;

•	Smart Padala, the largest mobile-based remittance network in the Philippines;
•	Lendr, the largest digital lending platform in the Philippines; and
•	freenet, the most popular rewards app for free access to the internet and apps in the Philippines.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

PLDT

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 816-8024	Tel. No: 511-3101

KKR

Media:
David Katz	Cara Major
David.Katz@KKR.com	Cara.Major@KKR.com

Tencent

Investors & Media:
Jane Yip	PH Cheung
janeyip@tencent.com	phcheung@tencent.com

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

About VOYAGER INNOVATIONS

Voyager Innovations is the leading technology company in the Philippines focused on developing customer-centric emerging market platforms in the areas of digital payments, digital finance, and marketing technologies. For more information, visit www.voyagerinnovation.com.

About KKR

KKR is a leading global investment firm that manages multiple alternative asset classes, including private equity, energy, infrastructure, real estate and credit, with strategic partners that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

About TENCENT

Tencent uses technology to enrich the lives of Internet users. Our social products WeChat and QQ link our users to a rich digital content catalogue including games, video, music and books. Our proprietary targeting technology helps advertisers reach out to hundreds of millions of consumers in China. Our infrastructure services including payment, security, cloud and artificial intelligence create differentiated offerings and support our partners’ business growth. Tencent invests heavily in people and innovation, enabling us to evolve with the Internet.

Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (0700.HK) are traded on the Main Board of the Stock Exchange of Hong Kong.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Florentino D. Mabasa, Jr.
Name	:	Florentino D. Mabasa, Jr.
Title	:	First Vice President and Assistant Corporate Secretary

Date:  November 28, 2018